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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)(1)


                            U.S.B. Holding Co., Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902910108
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                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]    Rule 13d-1(b)
               [ ]    Rule 13d-1(c)
               [X]    Rule 13d-1(d)

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages



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-------------------                                            -----------------
CUSIP No. 902910108                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------


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         NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
   1
         Thomas E. Hales
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
   2                                                                   (b)  [ ]
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         SEC USE ONLY
   3
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   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
               5   1,728,082 shares (inclusive of 780,461 shares issuable upon
 NUMBER OF         the exercise of vested stock options)(see Item 4)
   SHARES     ------------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY         909,103 shares (see Item 4)
    EACH      ------------------------------------------------------------------
 REPORTING         SOLE DISPOSITIVE POWER
PERSON WITH    7   1,465,975 shares (inclusive of 780,461 shares issuable upon the exercise of vested stock options)(see Item 4)
              ------------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER
                  1,018,101 shares (see Item 4)
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,637,185 shares (see Item 4)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10       CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         15.8% (see Item 4)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
12
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   Page 2 of 8 Pages





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-------------------                                            -----------------
CUSIP No. 902910108                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
   1
         Alice Marie Hales
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
   2                                                                   (b)  [ ]
--------------------------------------------------------------------------------
         SEC USE ONLY
   3
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   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
               5   171,140 shares (see Item 4)
 NUMBER OF    ------------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY       737,963 shares (see Item 4)
  OWNED BY    ------------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER
 REPORTING     7   171,140 shares (see Item 4)
PERSON WITH   ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
                   737,963 shares (see Item 4)
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         909,103 shares (see Item 4)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10       CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         5.7%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
12
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   Page 3 of 8 Pages



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ITEM 1(a).     NAME OF ISSUER:

               U.S.B. Holding Co., Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               100 Dutch Hill Road, Orangeburg, NY 10962

ITEM 2(a).     NAME OF PERSON FILING:

               Thomas E. Hales and Alice Marie Hales

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Thomas E. Hales: c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY 10962

               Alice Marie Hales: 66 Brookwood Drive, Briarcliff Manor, NY
               10510

ITEM 2(c).     CITIZENSHIP:

               Thomas E. Hales: United States

               Alice Marie Hales: United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               902910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP.

        (a)    Amount Beneficially Owned:

               Thomas E. Hales: 2,637,185 shares of Common Stock


                                Page 4 of 8 Pages



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               This amount includes: (i) 685,514 shares of Common Stock owned directly by Mr. Hales; (ii) 560,910 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (iii) 171,140 shares of Common Stock owned directly by Mrs. Hales; (iv) 200,592 shares of Common Stock owned by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "KSOP") and allocated to Mr. Hales; (v) 61,515 shares of Common Stock owned by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Hales; (vi) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (vii) vested stock options to purchase 780,461 shares of Common Stock held by Mr. Hales.

               Alice Marie Hales: 909,103 shares of Common Stock

               This amount includes: (i) 171,140 shares of Common Stock owned directly by Mrs. Hales; (ii) 560,910 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; and (iii) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

         (b)   Percent of Class:

               Thomas E. Hales: 15.8%

               This percentage is based upon 15,963,547 shares of Common Stock issued and outstanding as of December 31, 1998, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

               Alice Marie Hales: 5.7%

               This percentage is based upon 15,963,547 shares of Common Stock issued and outstanding as of December 31, 1998.

         (c)   Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

               Thomas E. Hales: 1,728,082 shares of Common Stock

               This amount includes: (i) 685,514 shares of Common Stock owned directly by Mr. Hales; (ii) 200,592 shares of Common Stock owned by the KSOP and allocated to Mr. Hales; (iii) 61,515 shares of Common Stock owned by the KESIP and allocated to Mr. Hales; and
               (iv) 780,461 shares of Common Stock issuable upon the exercise of vested stock options held by Mr. Hales.

               Alice Marie Hales: 171,140 shares of Common Stock


                                Page 5 of 8 Pages



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               This amount refers to the shares of Common Stock owned directly by Mrs. Hales.

        (ii)   shared power to vote or to direct the vote:

               Thomas E. Hales: 909,103 shares  of Common Stock

               This amount includes: (i) 560,910 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iii) 171,140 shares of Common Stock owned directly by Mrs. Hales.

               Alice Marie Hales: 737,963 shares of Common Stock

               This amount includes: (i) 560,910 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

        (iii)  sole power to dispose or to direct the disposition of:

               Thomas E. Hales: 1,465,975 shares of Common Stock

               This amount includes: (i) 685,514 shares of Common Stock owned directly by Mr. Hales; and (ii) 780,461 shares of Common Stock issuable upon the exercise of vested stock options held by Mr. Hales.

               Alice Marie Hales: 171,140 shares of Common Stock

               This amount refers to the shares of Common Stock owned directly by Mrs. Hales.

        (iv)   shared power to dispose or to direct the disposition of:

               Thomas E. Hales: 1,018,101 shares of Common Stock

               This amount includes: (i) 560,910 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 108,998 of the shares of Common Stock held by the KSOP that are allocated to Mr. Hales and that represent employee contributions and/or matching employer contributions (collectively, the "401(k) KSOP Shares"), as the trustees of the KSOP have shared power (with the respective participants) to dispose or direct the disposition of the 401(k) KSOP Shares; (iii) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is one of the directors; and (iv) 171,140 shares of Common Stock owned directly by Mrs. Hales.

               Alice Marie Hales: 737,963 shares of Common Stock

                                Page 6 of 8 Pages



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               This amount includes: (i) 560,910 shares of Common Stock owned jointly by Mr. and Mrs. Hales; and (ii) 177,053 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

               Not applicable.

                               Page 7 of 8 Pages



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                                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1999                                Date:  February 12, 1999


 /s/ THOMAS E. HALES                                    /s/ ALICE MARIE HALES
--------------------------                              ------------------------
 THOMAS E. HALES                                        ALICE MARIE HALES


                                Page 8 of 8 Pages